Seelos Therapeutics, Inc.
300 Park Avenue, 12th Floor
New York, NY 10022

February 11, 2019

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0406

Re: Seelos Therapeutics, Inc.
Registration Statement on Form S-3, Filed February 1, 2019
File No. 333-229491

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Seelos Therapeutics, Inc. (the "Company") hereby requests that the effectiveness of the Registration Statement on Form S-3 (Registration No. 333-229491) of the Company (the "Registration Statement"), filed with the Securities and Exchange Commission (the "Commission") on February 1, 2019 be accelerated so that such Registration Statement shall become effective at 4:30 p.m. (Eastern Time) on February 13, 2019, or as soon as possible thereafter. There are no underwriters for this proposed offering, which is an offering of the Company's common stock by selling stockholders.

The Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the Registration Statement.

It would be appreciated if, promptly after the Registration Statement has become effective, you would so inform our outside counsel, Jeffrey T. Hartlin of Paul Hastings LLP, by telephone at (650) 320-1804 or by email at jeffhartlin@paulhastings.com. The Company hereby authorizes Mr. Hartlin to orally modify or withdraw this request for acceleration.

Sincerely, SEELOS THERAPEUTICS, INC.
	By:	/s/ Raj Mehra, Ph.D.
Raj Mehra, Ph.D.
President and Chief Executive Officer

cc:	Jeffrey T. Hartlin, Paul Hastings LLP